Exhibit 99.1

canopy growth corporation

cONDENSED INTERIM Consolidated financial statements

(UNAUDITED)

for the three months ended june 30, 2019 and 2018

(in Canadian dollars)

canopy growth corporation

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED		June 30,	March 31,
(Expressed in CDN $000's)	Notes	2019	2019

Assets
Current assets
Cash and cash equivalents	3	$1,816,632	$2,480,830
Marketable securities	4	1,324,255	2,034,133
Amounts receivable	5	102,766	106,974
Biological assets	6	102,908	78,975
Inventory	7	393,738	262,105
Prepaid expenses and other current assets	8	124,042	107,123
		3,864,341	5,070,140

Investments in equity method investees	9	113,321	112,385
Other financial assets	10	746,691	363,427
Property, plant and equipment	11	1,429,285	1,096,340
Intangible assets	12	528,607	519,556
Goodwill	12	1,931,915	1,544,055
Other long-term assets		31,391	25,902

		$8,645,551	$8,731,805

Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$256,819	$226,533
Current portion of long-term debt	14	18,288	103,716
Other current liabilities	15	97,647	81,414
		372,754	411,663

Long-term debt	14	787,508	842,259
Deferred tax liability	22	104,118	96,031
Share repurchase credit liability	25	1,274,972	-
Other long-term liabilities	15	212,989	140,404

		2,752,341	1,490,357

Shareholders' equity
Share capital	16	6,074,786	6,026,618
Other reserves		2,902,704	1,673,472
Accumulated other comprehensive income		(34,057)	28,630
Deficit		(3,334,686)	(777,087)

Equity attributable to Canopy Growth Corporation		5,608,747	6,951,633

Non-controlling interests	18	284,463	289,815

Total equity		5,893,210	7,241,448

		$8,645,551	$8,731,805

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018
UNAUDITED		June 30,	June 30,
(Expressed in CDN $000's except share amounts)	Notes	2019	2018

Revenue	19	$103,391	$25,916
Excise taxes	19	12,909	-

Net revenue	19	90,482	25,916

Inventory production costs expensed to cost of sales		77,313	14,832

Gross margin before the undernoted		13,169	11,084

Fair value changes in biological assets included in inventory sold and other inventory charges	7	46,130	26,388
Unrealized gain on changes in fair value of biological assets	6	(139,019)	(57,289)

Gross margin		106,058	41,985

Sales and marketing		45,096	17,266
Research and development		8,474	756
General and administration		62,271	19,588
Acquisition-related costs		13,182	1,884
Share-based compensation expense	16(b)(d),17(e)	77,081	23,072
Share-based compensation expense related to acquisition milestones	16(c)	10,281	7,095
Depreciation and amortization		12,779	3,030

Operating expenses		229,164	72,691

Loss from operations		(123,106)	(30,706)

Loss on extinguishment of warrants	25	(1,176,350)	-
Other income (expense), net	21	32,621	(62,995)
Total other (expense) income, net		(1,143,729)	(62,995)

Loss before income taxes		(1,266,835)	(93,701)

Income tax (expense) recovery	22	(14,333)	2,723

Net loss		$(1,281,168)	$(90,978)

Net loss attributable to:
Canopy Growth Corporation		$(1,283,055)	$(80,277)
Non-controlling interests	18	1,887	(10,701)
		$(1,281,168)	$(90,978)

Net loss per share, basic and diluted
Net loss per share:		$(3.70)	$(0.40)
Weighted average number of outstanding common shares:		346,779,156	200,160,740

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018
UNAUDITED		June 30,	June 30,
(Expressed in CDN $000's)	Notes	2019	2018

Net loss		$(1,281,168)	$(90,978)

Other comprehensive income (loss) that will not be reclassified to net income (loss)
Fair value changes on equity instruments at FVOCI	10	(30,688)	11,157
Fair value changes of own credit risk of financial liabilities designated at FVTPL	14	14,610	(9,420)
Deferred income tax recovery (expense) on the above items	22	4,066	(230)

		(12,012)	1,507

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation		(60,744)	(1,320)

		(60,744)	(1,320)

Other comprehensive (loss) income		(72,756)	187

Comprehensive loss		$(1,353,924)	$(90,791)

Comprehensive loss attributable to:
Canopy Growth Corporation		$(1,345,742)	$(87,163)
Non-controlling interests	18	(8,182)	(3,628)

		$(1,353,924)	$(90,791)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018							Accumulated other
UNAUDITED				Other reserves			comprehensive income
(Expressed in CDN $000's except share amounts)	Note	Number of shares	Share capital	Share-based reserve	Warrants	Ownership changes	Exchange differences	Fair value changes, net of tax	Deficit	Non-controlling interests	Shareholders' equity

Balance at March 31, 2018		199,320,981	$1,076,838	$57,982	$70,455	$(1,019)	$608	$45,558	$(91,649)	$84,465	$1,243,238
Issuance of shares from acquisitions		717,097	26,202	694	-	-	-	-	-	-	26,896
Exercise of warrants		35,110	322	-	(189)	-	-	-	-	-	133
Exercise of Omnibus Plan stock options		637,187	9,414	(4,318)	-	-	-	-	-	-	5,096
Other share issuances		609,741	11,991	(3,310)	-	-	-	-	-	-	8,681
Share-based compensation		-	-	23,521	-	-	-	-	-	-	23,521
Issuance of restricted share units		-	-	2,247	-	-	-	-	-		2,247
Other share issue costs		-	(282)	-	-	-	-	-	-	-	(282)
Ownership change arising from changes in non-controlling interest		-	-	-	-	(499)	-	-	-	1,040	541
Additional non-controlling interest relating to share-based payments		-	-	-	-	-	-	-	-	5,183	5,183
Net loss		-	-	-	-	-	-	-	(80,277)	(10,701)	(90,978)
Other comprehensive (loss) income		-	-	-	-	-	(1,320)	(5,566)	-	7,073	187
Balance at June 30, 2018		201,320,116	$1,124,485	$76,816	$70,266	$(1,518)	$(712)	$39,992	$(171,926)	$87,060	$1,224,463

Balance at March 31, 2019		337,510,408	$6,026,618	$507,672	$1,589,925	$(424,125)	$41,225	$(12,595)	$(777,087)	$289,815	$7,241,448
Exercise of warrants	16(a)(ii)	12,060	897	-	(470)	-	-	-	-	-	427
Exercise of Omnibus Plan stock options	16(b)	1,713,592	28,671	(12,594)	-	-	-	-	-	-	16,077
Issuance of shares upon completion of acquisition milestones	16(a)(i)	482,321	18,674	(18,674)	-	-	-	-	-	-	-
Other share issue costs		-	(74)	-	-	-	-	-	-	-	(74)
Extinguishment of warrants	25	-	-	-	1,176,350	-	-	-	-	-	1,176,350
Share repurchase credit liability	25	-	-	-	-	-	-	-	(1,274,544)	-	(1,274,544)
Share-based compensation		-	-	84,769	-	-	-	-	-	-	84,769
Ownership change arising from changes in non-controlling interest	18	-	-	-	-	(149)	-	-	-	236	87
Additional non-controlling interest relating to share based payments	18	-	-	-	-	-	-	-	-	2,594	2,594
Net income (loss)		-	-	-	-	-	-	-	(1,283,055)	1,887	(1,281,168)
Other comprehensive loss		-	-	-	-	-	(60,744)	(1,943)	-	(10,069)	(72,756)
Balance at June 30, 2019		339,718,381	$6,074,786	$561,173	$2,765,805	$(424,274)	$(19,519)	$(14,538)	$(3,334,686)	$284,463	$5,893,210

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2019 AND 2018
UNAUDITED		June 30,	June 30,
(Expressed in CDN $000's)	Notes	2019	2018

Net inflow (outflow) of cash related to the following activities:

Operating
Net loss		$(1,281,168)	$(90,978)
Adjustments for:
Depreciation of property, plant and equipment	11	16,226	3,661
Amortization of intangible assets	12	7,165	2,632
Share of loss on equity investments	9	1,833	2,569
Fair value changes in biological assets included in inventory sold and other charges		46,130	26,388
Unrealized gain on changes in fair value of biological assets		(139,019)	(57,289)
Share-based compensation	16(b-d),17(e)	87,362	30,951
Other assets		-	(3,120)
Loss on extinguishment of warrants		1,176,350	-
Other income and expense		(21,400)	58,152
Income tax expense		14,333	(2,951)
Non-cash foreign currency		2,834	834
Changes in non-cash operating working capital items	23	(68,936)	(38,490)

Net cash used in operating activities		(158,290)	(67,641)

Investing
Purchases and deposits of property, plant and equipment		(211,824)	(153,654)
Purchases of intangible assets		(1,768)	(2,815)
Redemption (purchase) of marketable securities		687,818	(1,212)
Investments in equity method investees	9	(2,824)	(3,500)
Investments in other financial assets		(29,414)	(21,759)
Premium paid for Acreage Call Option	25	(395,190)	-
Net cash outflow on acquisition of subsidiaries	24	(430,948)	(41)
Change in acquisition related liabilities	15	(21,447)	-

Net cash used in investing activities		(405,597)	(182,981)

Financing
Payment of share issue costs		(74)	(301)
Proceeds from issuance of shares by Canopy Rivers		86	787
Proceeds from exercise of stock options	16(b)	16,077	1,758
Proceeds from exercise of warrants	16(a)(ii)	427	133
Issuance of long-term debt	14(i)	-	600,000
Payment of long-term debt issue costs	14(i)	-	(16,045)
Repayment of long-term debt		(98,207)	(374)

Net cash (used) provided by financing activities		(81,691)	585,958

Effect of exchange rate changes on cash and cash equivalents		(18,620)	-

Net cash (outflow) inflow		(664,198)	335,336
Cash and cash equivalents, beginning of period		2,480,830	322,560

Cash and cash equivalents, end of period		$1,816,632	$657,896

Refer to Note 23 for supplementary cash flow information

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

1.	Description of business

Canopy Growth Corporation is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED” and as of May 24, 2018 on the NYSE, under the trading symbol “CGC”. References in these condensed interim consolidated financial statements to “Canopy Growth” or “the Company” refer to Canopy Growth Corporation and its direct and indirect subsidiaries.

The principal activities of the Company are the production, distribution and sale of cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) in Canada, up to and including October 16, 2018. On October 17, 2018, the ACMPR was superseded by The Cannabis Act which regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company is also expanding to jurisdictions outside of Canada where federally lawful and regulated for cannabis and/or hemp including subsidiaries which operate in the United States, Europe, Latin America and the Caribbean, Asia / Pacific, and Africa. Through its partially owned subsidiary Canopy Rivers Inc. (“Canopy Rivers”), the Company also provides growth capital and a strategic support platform that pursues investment opportunities in the global cannabis sector, where federally lawful.

2.	Basis of presentation

(a) Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and footnote disclosures normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with Canopy Growth’s March 31, 2019 audited annual consolidated financial statements. Except for the adoption of IFRS 16, Leases (“IFRS 16”), as described in Note 2(c) to these condensed interim consolidated financial statements, these condensed interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the March 31, 2019 audited annual consolidated financial statements.

These condensed interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these condensed interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire fiscal year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issuance by the Board of Directors on August 14, 2019.

All figures are presented in thousands of Canadian dollars unless otherwise noted.

(b) Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial assets and liabilities which are measured at fair value.

(i) Consolidation

These condensed interim consolidated financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which Canopy Growth has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. Non-controlling interests in the equity of Canopy Growth’s subsidiaries are shown separately in equity in the condensed interim consolidated statements of financial position. Information on the Company’s subsidiaries with non-controlling interests is included in Note 18.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Any excess of the fair value of the net assets acquired over the assumed consideration paid is recognized as a gain in the condensed interim consolidated statements of operations. The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Refer to Note 24 for additional information on the Company’s acquisitions.

(ii) Investments accounted for using the equity method

Investments accounted for using the equity method include investments in associates, which are entities over which the Company exercises significant influence, and joint arrangements representing joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Company accounts for its investments in associates and joint ventures using the equity method of accounting. Under the equity method, investments in associates and joint ventures are initially recognized in the condensed interim consolidated statements of financial position at cost, and subsequently adjusted for the Company’s share of the net income (loss), comprehensive income (loss) and distributions of the investee. The carrying value is assessed for impairment at each statement of financial position date.

Refer to Note 9 for additional information on the Company’s investments accounted for using the equity method.

(c) Adoption of IFRS 16, Leases and resulting changes to lease accounting policy

On April 1, 2019 the Company adopted IFRS 16 using the modified retrospective approach. Therefore, the comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

Lease accounting policy applicable from April 1, 2019

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after April 1, 2019.

The Company used the following additional practical expedients:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;
•

Adjusted the right-of-use assets by the amount of any onerous contract provisions recognized under IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to an impairment review;

•

Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amounts of the right-of-use asset and the lease liability at April 1, 2019, are determined as the carrying amounts of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on consolidated financial statements

On transition to IFRS 16, the Company elected to measure the right-of-use assets at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. As at April 1, 2019, the Company recognized $99,880 of right-of-use assets, net of onerous lease provisions of $10,703, and $110,583 of lease liabilities, with a nil impact on deficit. The transition to IFRS 16 did not have a material impact on the Company’s results of operations or liquidity.

When measuring lease liabilities, the Company used its incremental borrowing rate at April 1, 2019. The weighted-average rate applied was 4.5%. Right-of-use assets are recognized in Property, plant and equipment (see Note 11), and lease liabilities are recognized in Other current liabilities and Other long-term liabilities (see Note 15).

3.	Cash and Cash Equivalents

Cash and cash equivalents are disaggregated as follows:

	June 30,	March 31,
	2019	2019

Cash	$1,069,395	$1,703,550
Cash equivalents	747,237	777,280

Total cash and cash equivalents	$1,816,632	$2,480,830

4.	MARKETABLE SECURITIES

Marketable securities represent short-term investments not qualifying as cash equivalents. Marketable securities are recorded at fair value through profit and loss, and fair values have been determined based on quoted market prices.

	June 30, 2019	March 31, 2019

U.S. government securities	$1,173,441	$1,663,245
Canadian government securities	149,379	369,288
Term deposits	1,435	1,600

Total marketable securities	$1,324,255	$2,034,133

5.	amounts receivable

Amounts receivable is comprised of:

	June 30,	March 31,
	2019	2019

Accounts receivable	$56,960	$61,830
Indirect taxes receivable	29,443	27,805
Interest receivable	7,178	7,193
Other receivables	9,185	10,146

Total amounts receivable	$102,766	$106,974

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

6.	Biological assets

The Company’s biological assets consists of seeds and cannabis plants. The continuity of biological assets for the three months ended June 30, 2019 and the year ended March 31, 2019 was as follows:

	June 30,	March 31,
	2019	2019

Balance, beginning of period	$78,975	$16,348
Acquisition of biological assets due to the acquisition of consolidated entities	-	184
Unrealized gain on changes in fair value of biological assets	139,019	167,550
Increase in biological assets due to capitalized costs	45,935	92,733
Net write-off of biological assets	(7,654)	(21,618)
Transferred to inventory upon harvest	(153,367)	(176,222)

Balance, end of period	$102,908	$78,975

Biological assets are valued in accordance with IAS 41, Agriculture, based on a market approach where fair value at the point of harvest is estimated based on selling prices less costs to sell at harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. Stage of growth is determined by reference to costs incurred to date as a percentage of total expected costs from inception to harvest. As at June 30, 2019, the average stage of growth for the biological assets was 48%, compared to an average stage of growth of 42% as at March 31, 2019.

The significant unobservable inputs and their range of values are noted in the table below. The sensitivity analysis for each significant input is performed by assuming a 5% decrease while assuming all other inputs remain constant:

Unobservable Inputs	Range	Weighted Average	Decrease in Fair Value of Biological Assets at June 30, 2019
Estimated Yield per Plant – varies by strain and is obtained through historical growing results or grower estimate if historical results are not available.	6 grams/plant to 339 grams/plant	80 grams/plant	$(4,447)
Average Selling Price of Dry Cannabis – varies by strain and is obtained through average selling prices or estimated future selling prices if historical results are not available.	$6.69 to $8.21/gram	$7.23/gram	$(7,219)

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

7.	Inventory

Inventory is comprised of the following items:

	June 30,	March 31,
	2019	2019

Finished goods	$93,132	$49,507
Work-in-process	247,212	165,462
Supplies and consumables	53,394	47,136

Total inventory	$393,738	$262,105

Inventory expensed during the three months ended June 30, 2019, was $96,396 (three months ended June 30, 2018 - $32,244).

The fair value changes in biological assets included in inventory sold for the three months ended June 30, 2019 is $27,328 while other inventory charges for the same period is $18,802. Included in other inventory charges is $15,920 of net realizable value adjustments and $2,882 of net write-offs of biological assets.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consists of the following:

	June 30,	March 31,
	2019	2019

Prepaid expenses and other current assets	$41,415	$35,286
Deposits	35,850	29,138
Prepaid inventory	27,244	21,267
Restricted short-term investments	19,533	21,432

Total prepaid expenses and other current assets	$124,042	$107,123

9.	INVESTMENTS IN EQUITY METHOD INVESTEES

The following table outlines changes in the investments in associates that are accounted for using the equity method. In accordance with IAS 28, Investments in Associates and Joint Ventures in cases where the Company does not have the same reporting date as its associates, the Company will account for its investment one quarter in arrears. Accordingly, certain of the figures in the following table, including the Company’s share of the investee’s net income (loss), are based on values at March 31, 2019 with adjustments for any significant transactions.

			Balance at		Share of		Balance at
		Participating	March 31,		net	Exchange	June 30,
Entity	Instrument	share	2019	Additions	loss	differences	2019

PharmHouse	Shares	49.0%	$39,278	$-	$(242)	$-	$39,036
Agripharm	Shares	40.0%	36,127	-	(1,151)	-	34,976
Beckley Canopy Therapeutics	Shares	42.2%	11,653	-	-	-	11,653
CanapaR	Shares	46.8%	18,062	-	(177)	-	17,885
Other	Shares	18.2% to 26.8%	7,265	2,824	(263)	(55)	9,771

			$112,385	$2,824	$(1,833)	$(55)	$113,321

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

10.	OTHER FINANCIAL ASSETS

The following tables outlines changes in Other financial assets. Additional details on how the fair value of significant investments is calculated are included in Note 27.

									Exercise of
				Balance at					options /	Balance at
			Accounting	March 31,				Interest	disposal	June 30,
Entity	Instrument	Note	method	2019	Additions	FVOCI	FVTPL	income	of shares	2019

Acreage	Option	25	FVTPL	$-	$395,190	$-	$-	$-	$-	$395,190
TerrAscend	Exchangeable shares		FVOCI	160,000	-	(20,000)	-	-	-	140,000
PharmHouse	Loan receivable		Amortized cost	40,000	-	-	-	-	-	40,000
SLANG Worldwide	Warrants		FVTPL	44,000	-	-	(8,000)	-	-	36,000
HydRx Farms	Shares		FVOCI	17,611	-	-	-	-	-	17,611
Agripharm	Repayable debenture		FVTPL	10,254	3,000	-	1,406	-	-	14,660
ZeaKal	Shares	10(i)	FVOCI	-	13,487	(400)	-	-	-	13,087
AusCann Group Holdings	Shares		FVOCI	12,073	2,341	(1,475)	-	-	-	12,939
Greenhouse	Convertible debenture		FVTPL	5,944	3,000	-	2,023	-	-	10,967
James E. Wagner Cultivation	Shares		FVOCI	12,389	-	(3,629)	-	-	-	8,760
CanapaR	Options		FVTPL	7,500	-	-	(2,200)	-	-	5,300
Radicle Medical Marijuana	Repayable debenture		FVTPL	5,064	-	-	(8)	-	-	5,056
Good Leaf	Shares		FVOCI	4,611	-	-	-	-	-	4,611
Other - classified as FVTPL	Various		FVTPL	17,960	2,677	-	(3,620)	-	(922)	16,095
Other - classified as FVOCI	Various		FVOCI	24,172	-	(5,184)	-	-	(1,717)	17,271
Other - classified as amortized cost	Loan receivable		Amortized cost	1,849	7,250	-	-	45	-	9,144

				$363,427	$426,945	$(30,688)	$(10,399)	$45	$(2,639)	$746,691

(i)

On June 14, 2019, Canopy Rivers acquired 248,473 preferred shares of ZeaKal, Inc. (“ZeaKal”), a California-based plant science company, for $13,487 which represents a 9% equity interest on a fully diluted basis.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

11.	Property, plant and equipment

A continuity of property, plant and equipment for the three months ended June 30, 2019, is as follows:

COST
				Transfers/
	Balance at		Additions	disposals/	Balance at
	March 31,		from	exchange	June 30,
	2019	Additions	acquisitions	differences	2019

Buildings and greenhouses	$361,958	$112	$361	$48,596	$411,027
Production and warehouse equipment	175,325	1,027	6,777	8,525	191,654
Leasehold improvements	32,264	121	111	14,574	47,070
Land	37,681	-	-	(561)	37,120
Office and lab equipment	23,495	517	560	1,480	26,052
Computer equipment	19,228	145	68	3,065	22,506
Right-of-use assets
Buildings and greenhouses	-	104,814	-	-	104,814
Production and warehouse equipment	-	2,614	-	-	2,614
Assets in process	491,722	235,742	1,749	(81,358)	647,855

Total	$1,141,673	$345,092	$9,626	$(5,679)	$1,490,712

ACCUMULATED DEPRECIATION
			Transfers/
	Balance at		disposals/	Balance at
	March 31,		exchange	June 30,
	2019	Depreciation	differences	2019

Buildings and greenhouses	$13,096	$3,783	$(8)	$16,871
Production and warehouse equipment	17,497	5,052	(5)	22,544
Leasehold improvements	5,497	1,678	(1)	7,174
Office and lab equipment	4,116	1,007	(111)	5,012
Computer equipment	5,127	1,195	(7)	6,315
Right-of-use assets
Buildings and greenhouses	-	3,340	-	3,340
Production and warehouse equipment	-	171	-	171

Total	45,333	16,226	(132)	61,427

Net book value	$1,096,340			$1,429,285

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

12.	INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the three months ended June 30, 2019, is as follows:

COST				Transfers/
	Balance at		Additions	disposals/	Balance at
	March 31,		from	exchange	June 30,
	2019	Additions	acquisitions	differences	2019

Health Canada licenses	$64,600	$-	$-	$-	$64,600
Acquired brands	64,374	593	154	(236)	64,885
Licensed brands	57,802	-	10,294	(78)	68,018
Distribution channel	42,400	78	-	(21)	42,457
Operating licenses	152,402	-	5,158	(1,219)	156,341
Intellectual property	153,797	-	-	(1,315)	152,482
Software and domain names	9,701	236	8	308	10,253
Intangibles in process	4,122	2,823	-	(601)	6,344

Total	$549,198	$3,730	$15,614	$(3,162)	$565,380

ACCUMULATED AMORTIZATION
	Balance at			Balance at
	March 31,		Exchange	June 30,
	2019	Amortization	differences	2019

Health Canada licenses	$4,526	$475	$-	$5,001
Licensed brands	124	930	11	1,065
Distribution channel	17,103	2,043	(1)	19,145
Operating licenses	495	55	(3)	547
Intangibles in process	74	-	-	74
Patents	4,437	3,126	(37)	7,526
Software and domain names	2,883	536	(4)	3,415

Total	29,642	7,165	(34)	36,773

Net book value	$519,556			$528,607

The net change in goodwill is as follows:

As at March 31, 2019	$1,544,055
Additions from acquisitions of subsidiaries	400,807
Exchange differences	(12,947)

As at June 30, 2019	$1,931,915

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	March 31,
	2019	2019

Trade payables	$205,033	$188,920
Accrued liabilities	51,786	37,613

Total accounts payable and accrued liabilities	$256,819	$226,533

The accounts payable and accrued liabilities balance at June 30, 2019 is comprised of amounts for property, plant and equipment of $124,427 (March 31, 2019 – $96,875), professional fees of $19,508 (March 31, 2019 – $24,892), compensation related liabilities of $34,821 (March 31, 2019 – $20,577), and other miscellaneous liabilities of $78,063 (March 31, 2019 – $84,189).

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

14.	Long-term debT

		June 30,	March 31,
	Maturity Date	2019	2019

Convertible senior notes at 4.25% interest with semi-annual interest payments	July 15, 2023

Principal amount		$600,000	$600,000
Accrued interest		11,898	5,454
Non-credit risk fair value adjustment (FVTPL)		145,230	183,120
Credit risk fair value adjustment (FVOCI)		32,520	47,130

		789,648	835,704

Term loan facility advanced in the form of prime rate operating loan		$-	$95,000
Transferred receivables, bearing interest rate of EURIBOR plus 0.850%		4,234	-
Other loans, mortgages, and financings		11,914	15,271

		805,796	945,975
Less: current portion		(18,288)	(103,716)

Long-term portion		$787,508	$842,259

(i) Convertible senior notes

On June 20, 2018, the Company issued convertible senior notes (“the notes”) with an aggregate principal amount of $600,000. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the revolving credit facility. The notes will rank senior in right of payment to any future subordinated borrowings.

Holders of the notes have the right to exercise the conversion option at a rate of 20.7577 common shares for every $1 of principal amount of notes from September 30, 2018 to January 15, 2023, if (i) the market price of the Company common shares for at least 20 trading days during a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of the Company’s common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain corporate events (“Fundamental Change”).

The Company may also redeem the notes if certain tax laws related to Canadian withholding tax change subject to certain further conditions. The redemption of the notes shall be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

The overall change in fair value of the notes during the three months ended June 30, 2019 was a decrease of $46,056, which included accrued contractual interest of $6,444. Refer to Note 27 for additional details on how the fair value of the notes is calculated.

(ii) Alberta Treasury Board (“ATB”) financing

On June 14, 2019, the Company repaid its ATB term loan facility. A payment of $95,180 was made to settle the loan balance which included interest of $180.

(iii) Transferred receivables

The carrying amounts of the transferred receivables include receivables which are subject to a factoring arrangement. Under this arrangement, C3 has transferred the relevant receivables to PB Factoring GmbH in

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

exchange for cash. The transferred receivables to PB Factoring GmbH is $4,704 and the associated secured borrowing is $4,234.

(iv) Other mortgages, loans, and financings

The mortgages are secured by a first charge on the properties in Niagara-on-the-Lake and Bowmanville, Ontario, corporate guarantee from the Company, or a general corporate security agreement.

15.	OTHER LIABILITIES

		June 30, 2019			March 31, 2019
	Notes	Current	Long-term	Total	Current	Long-term	Total

Acquisition consideration related liabilities		$28,742	$80,780	$109,522	$22,176	$87,747	$109,923
Lease liabilities	(a)	36,026	79,653	115,679	-	-	-
Minimum royalty obligations		3,445	24,392	27,837	3,445	24,392	27,837
Due to former shareholders of Storz & Bickel		-	-	-	21,447	-	21,447
Refund liability		8,000	-	8,000	-	-	-
Settlement liability	(b)	5,444	14,822	20,266	11,980	16,631	28,611
Put liabilities		-	8,500	8,500	-	6,400	6,400
Other		15,990	4,842	20,832	22,366	5,234	27,600

Total		$97,647	$212,989	$310,636	$81,414	$140,404	$221,818

(a)	Lease liabilities

A continuity of lease liabilities for the three months ended June 30, 2019, is as follows:

As at April 1, 2019	$110,583
Lease additions	7,505
Lease payments	(3,688)
Interest expense on lease liabilities	1,279

As at June 30, 2019	$115,679

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:

Less than one year	$40,409
One to five years	60,027
More than five years	34,510

Total undiscounted lease liabilities at June 30, 2019	$134,946

(b) Settlement liability

During the year ended March 31, 2019, the Company reached a settlement with certain co-investors in Bedrocan Brasil S.A. and Entourage Phytolab S.A. to facilitate organizational changes to support the Company’s growth in Latin America. Under the terms of the agreement the Company agreed to make cash payments totaling $25,185 and a final payment equal to 1.2% of the fair value of the Company’s Latin American business as of June 30, 2023. The fair value of the settlement was estimated to be $28,611 and was recorded as an expense. The final payment represents a derivative liability that was initially measured at fair value with subsequent period end remeasurements of fair value recorded through net income (loss).

During the three months ended June 30, 2019, payments totalling $8,308 were made, with the remaining change in liability relating to accretion expense and fair value changes.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

16.	Share capital – Canopy Growth

(a) Authorized

An unlimited number of common shares.

(i)	Issuances of equity

During the three months ended June 30, 2019, the Company issued 482,321 shares as a result of the completion of acquisition milestones, with an increase of $18,674 in share capital, and a corresponding decrease in share-based reserve.

(ii)	Warrants

	Note	Number of whole warrants	Average exercise price	Warrant value

Balance outstanding at March 31, 2019		107,848,322	$43.80	$1,589,925
Issuance of Tranche B Warrants	25	38,454,444	76.68	1,176,350
Exercise of warrants		(12,060)	35.36	(470)

Balance outstanding at June 30, 2019[1]		146,290,706	$52.44	$2,765,805
[1] This balance excludes the Tranche C Warrants, which represent a derivative liability and have nominal value, see note 25.

(b) Omnibus Incentive Plan (“Omnibus Plan”)

Under the Omnibus Plan, the maximum number of shares issuable from treasury pursuant to stock-based awards shall not exceed 15% of the total outstanding shares from time to time less the number of shares issuable pursuant to all other security-based compensation arrangements of the Company. The maximum number of common shares reserved for stock-based awards is 50,957,757 at June 30, 2019. As of June 30, 2019, the only stock-based awards issued have been common share purchase options and restricted share units (“RSUs”) under the Omnibus Plan.

Under the 2017 Employee Stock Purchase Plan, the aggregate number of common shares that may be issued is 400,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 200,000.

The Omnibus Plan is administered by the Board of Directors of the Company who establishes exercise prices, at not less than the market price at the date of grant, and expiry dates. Options under the Omnibus Plan generally remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, and have expiry dates set at six years from issuance.

The following is a summary of the changes in the Company’s Omnibus Plan employee options during the three months ended June 30, 2019:

	Options issued	Weighted average exercise price

Balance outstanding at March 31, 2019	32,831,895	$34.10
Options granted	270,000	52.45
Options exercised	(1,713,592)	9.38
Options forfeited/cancelled	(690,067)	50.88

Balance outstanding at June 30, 2019	30,698,236	$35.26

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The following is a summary of the outstanding stock options as at June 30, 2019:

	Options Outstanding		Options Exercisable

Range of Exercise Prices	Outstanding at June 30, 2019	Weighted Average Remaining Contractual Life (years)	Exercisable at June 30, 2019	Weighted Average Remaining Contractual Life (years)

$1.32 - $11.76	6,169,606	3.59	2,963,765	3.36
$11.77 - $35.00	4,323,849	4.58	915,918	4.59
$35.01 - $38.42	7,470,073	5.49	-	-
$38.43 - $43.12	6,635,491	5.14	1,013,890	4.86
$43.13 - $67.64	6,099,217	5.46	2,261	3.65

	30,698,236	4.90	4,895,834	3.90

At June 30, 2019, the weighted average exercise price of options outstanding and options exercisable was $35.26 and $17.70, respectively (at March 31, 2019 - $34.10 and $13.99, respectively).

The Company recorded $70,816 in share-based compensation expense related to options issued to employees for the three months ended June 30, 2019 (for the three months ended June 30, 2018 - $13,546) and $2,277 in share-based compensation expense related to options issued to contractors (for the three months ended June 30, 2018 - $2,096). The compensation expense for the three months ended June 30, 2019 includes an amount related to 595,000 options being provided in exchange for services which are subject to performance conditions (for the three months ended June 30, 2018 - 420,000).

In determining the amount of share-based compensation related to options issued during the year, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the three months ended June 30, 2019 and 2018 on their measurement date by applying the following assumptions:

	June 30, 2019	June 30, 2018

Risk-free interest rate	1.41%	2.01%
Expected life of options (years)	3 - 5	3 - 5
Expected annualized volatility	73%	70%
Expected forfeiture rate	11%	12%
Expected dividend yield	nil	nil
Black-Scholes value of each option	$28.58	$21.55

Volatility was estimated by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

During the three months ended June 30, 2019, 1,713,592 Omnibus Plan options were exercised ranging in price from $0.22 to $40.68 for gross proceeds of $16,077 (for the three months ended June 30, 2018 – 637,187 Omnibus Plan options were exercised ranging in price from $1.72 to $11.80 for gross proceeds of $5,096).

During the three months ended June 30, 2019, the Company issued nil RSUs. As at June 30, 2019, the Company had 148,950 RSUs issued and outstanding, of which 17,300 were exercisable. For the three months ended June 30, 2019, the Company recorded $1,394 in share-based compensation expense related to these RSUs (for the three months ended June 30, 2018 – $2,247).

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(c) Share-based compensation expense related to acquisition and asset purchase milestones

Share-based compensation expense related to acquisition milestones is comprised of:

	Compensation expense
	June 30, 2019	June 30, 2018

Colombia	$2,259	$-
Canindica	4,010	-
Other	4,012	7,095

	$10,281	$7,095

During the three months ended June 30, 2019, 482,321 shares (three months ended June 30, 2018 – 271,458) were released on completion of acquisition milestones. At June 30, 2019, there were up to 5,199,283 shares to be issued on the completion of acquisition and asset purchase milestones. In certain cases, the number of shares to be issued is based on the volume weighted average share price at the time the milestones are met. The number of shares has been estimated assuming the milestones were met at June 30, 2019. The number of shares excludes shares to be issued on July 4, 2023 to the previous shareholders of Spectrum Cannabis Colombia S.A.S. (“Spectrum Colombia”) and Canindica Capital Ltd. (“Canindica”) based on the fair market value of the Company’s Latin American business on that date.

(d) Other share-based payments

During the three months ended June 30, 2019, the Company recorded share-based payments of $nil (three months ended June 30, 2018 - $112) related to shares issued for payment of royalties and sales and marketing services.

17.	Share capital – Canopy Rivers

(a) Authorized

Canopy Rivers is authorized to issue an unlimited number of common shares. There are two classes of common shares: Multiple Voting Shares and Subordinated Voting Shares. Each Multiple Voting Share is entitled to receive 20 votes, while each Subordinated Voting Share is entitled to receive one vote at all meetings of the shareholders. There is no priority or distinction between the two classes of shares in respect of their entitlement to the payment of dividends or participation on liquidation, dissolution or winding-up of the Company.

(b) Issued and outstanding

As at June 30, 2019, Canopy Rivers had 36,468,318 Multiple Voting Shares (March 31, 2019 – 36,468,318) and 151,081,576 Subordinated Voting Shares (March 31, 2019 – 150,592,136) issued and outstanding. As at June 30, 2019, the Company held 36,468,318 Multiple Voting Shares (March 31, 2019 – 36,468,318) and 15,223,938 Subordinated Voting shares (March 31, 2019 – 15,223,938) which represented a 27.6% ownership interest in Canopy Rivers and 84.6% of the voting rights (March 31, 2019 – 27.6% and 84.6% respectively). The voting rights allow the Company to direct the relevant activities of Canopy Rivers such that the Company has control over Canopy Rivers and Canopy Rivers is consolidated in these financial statements.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

(c) Initial financing and seed capital options

The 10,066,668 Subordinated Voting Shares acquired by way of share purchase loans, whereby funds were advanced to Canopy Rivers by the Company on behalf of certain employees of the Company and another individual, were initially accounted for as seed capital options and are not considered issued for accounting purposes until the loans are repaid on an individual employee/consultant basis. During the three months ended June 30, 2019, share purchase loans in the amount of $19 (three months ended June 30, 2018 – $288) relating to Canopy Rivers shares held in trust by the Company on behalf of certain Canopy Growth employees were repaid, resulting in the release from escrow of 377,775 Subordinated Voting Shares (three months ended June 30, 2018 – 5,750,000). As at June 30, 2019, there were 3,461,117 seed capital options outstanding (March 31, 2019 – 3,838,892).

(d) Financings during the three months ended June 30, 2019

There were no financings during the three months ended June 30, 2019.

(e) Stock option plan

Canopy Rivers has a stock option plan (the “Plan”) under which non-transferable options to purchase Subordinated Voting Shares of the Company may be granted to directors, officers, employees, or independent contractors of the Company. Pursuant to the Plan, the maximum number of Subordinated Voting Shares issuable from treasury pursuant to outstanding options shall not exceed 10% of the issued and outstanding Subordinated Voting Shares. The Plan is administered by the Board who establishes exercise prices, at not less than the market price at the date of the grant, and expiry dates. Options under the Plan generally remain exercisable in increments, with one-third being exercisable on each of the first, second, and third anniversaries from the date of grant, and have expiry dates five years from the date of grant. The Board has the discretion to amend general vesting provisions and the term of any option grant, subject to limits contained in the Plan. The seed capital options are not within the scope of the Plan.

The following is a summary of the changes in Canopy Rivers’ stock options, excluding the seed capital options presented separately, during the three months ended June 30, 2019:

	Options issued	Weighted average exercise price

Balance outstanding at March 31, 2019	12,522,255	$1.98
Options granted	1,578,000	3.87
Options exercised	(111,665)	0.60

Balance outstanding at June 30, 2019	13,988,590	$2.20

In determining the amount of share-based compensation related to options issued during the year, Canopy Rivers used the Black-Scholes option pricing model to establish the fair value of options granted during the three months ended June 30, 2019 and 2018 on their measurement date by applying the following assumptions:

	June 30, 2019	June 30, 2018

Risk-free interest rate	1.35%	1.34%
Expected life of options (years)	3 - 4	1 - 4
Expected annualized volatility	70%	69%
Expected forfeiture rate	nil	nil
Expected dividend yield	nil	nil
Black-Scholes value of each option	$1.93	$0.55 - 3.45

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Volatility was estimated using companies that Canopy Rivers considers comparable that have trading and volatility history prior to Canopy Rivers becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

For the three months ended June 30, 2019, the Company recorded $2,594 (three months ended June 30, 2018 - $5,183) in share-based compensation expense related to these options and the seed capital options with a corresponding increase to non-controlling interests.

18.	Non-controlling Interests

The following table presents the summarized financial information about the Company’s subsidiaries that have non-controlling interests. This information represents amounts before intercompany eliminations.

As at June 30, 2019	Canopy Rivers	Vert Mirabel

Ownership interest	27.6%	47.8%

Cash and cash equivalents	$88,750	$758
Prepaid expenses and other current assets	4,363	48,575
Investments in associates	81,376	-
Other financial assets	171,643	-
Goodwill	-	5,625
Other long-term assets	20,148	32,275
Deferred tax liability	(4,648)	(5,828)
Other liabilities	(2,705)	(60,389)
Non-controlling interests	(272,361)	(10,960)

Equity attributable to Canopy Growth	$86,566	$10,056

The net change in the non-controlling interests is as follows:

	Canopy Rivers	Vert Mirabel	Other non- material interests	Total

As at March 31, 2019	$281,962	$6,711	$1,142	$289,815
Net (loss) income	(2,362)	4,249	-	1,887
Other comprehensive loss	(10,069)	-	-	(10,069)
Share-based compensation	2,594	-	-	2,594
Ownership changes	236	-	-	236

As at June 30, 2019	$272,361	$10,960	$1,142	$284,463

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

19.	REVENUE

Revenues are disaggregated as follows:

	Three months ended
	June 30,	June 30,
	2019	2018

Recreational revenue
Business to business	$50,425	$-
Business to consumer	10,638	-
Medical revenue
Canadian	13,051	21,364
International	10,496	3,370
Other revenue	18,781	1,182

Gross revenue	103,391	25,916
Excise taxes	12,909	-

Net revenue	$90,482	$25,916

Included in business to business recreational revenue for the three months ended June 30, 2019 are other revenue adjustments of $8,000, which represent the Company’s estimate of variable consideration that may result from rights of return. Excise taxes are presented net of the impact from the other revenue adjustments.

20.	Expenses by nature

Operating expenses are presented on the face of the consolidated statements of operations using a classification based on the functions “Inventory production costs expensed to cost of sales,” “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they are deemed to be items of dissimilar function.

Operating expenses for the three months ended June 30, 2019 include employee compensation and benefits of $58,687 (three months ended June 30, 2018 – $22,652), share-based compensation of $87,362 (three months ended June 30, 2018 – $30,951), and depreciation and amortization of $23,391 (three months ended June 30, 2018 – $6,293).

21.	OTHER INCOME (EXPENSE), NET

		Three months ended
		June 30,	June 30,
	Notes	2019	2018

Fair value changes on financial assets classified as FVTPL	10	$(10,399)	$(19,347)
Convertible debt issuance costs		-	(16,045)
Fair value changes on financial liabilities designated as FVTPL	14	31,446	(2,820)
Fair value changes on Put liabilities		(2,100)	(18,100)
Interest income		22,718	1,006
Interest expense[1]		(2,167)	(156)
Foreign currency loss		(2,856)	(2,253)
Accretion of share repurchase credit	25	(428)	-
Fair value changes on acquisition consideration liabilities		(1,570)	-
Share of loss on equity investments	9	(1,833)	(2,569)
Other income (expense), net		(190)	(2,711)

Total other income (expense), net		$32,621	$(62,995)
[1] Included in interest expense is $1,279 for interest related to lease liabilities.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

22.	INCOME TAXES

There have been no material changes to income tax matters in connection with normal course operations during the three months ended June 30, 2019.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the three months ended June 30, 2019 there were no material changes to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned, or where its temporary differences or losses are expected to be realized or settled.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

23.	Supplementary cash flow information

The changes in non-cash working capital items are as follows:

	Three months ended
	June 30,	June 30,
	2019	2018

Amounts receivable	$13,506	$(6,321)
Prepaid expenses and other assets	(24,009)	(11,667)
Biological assets and inventory	(49,726)	(22,160)
Accounts payable and accrued liabilities	(12,582)	1,791
Other liabilities	3,875	(133)
Total	$(68,936)	$(38,490)

Non-cash transactions

Excluded from the condensed interim consolidated statements of cash flows for the three months ended June 30, 2019 was a total of $124,427 in accounts payable and accrued liabilities related to property, plant and equipment purchases. Included in the condensed interim consolidated statements of cash flows for the three months ended June 30, 2019 is a total of $96,875 in accounts payable and accrued liabilities related to property, plant and equipment purchases.

Excluded from the condensed interim consolidated statements of cash flows for the three months ended June 30, 2018 was a total of $84,864 in accounts payable and accrued liabilities as follows: $84,460 of property, plant and equipment purchases and $404 of share issue costs. Included in the condensed interim consolidated statements of cash flows for the three months ended June 30, 2018 is a total of $49,679 in accounts payable and accrued liabilities as follows: $49,627 of property, plant and equipment purchases and $52 of share issue costs.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

24.	acquisItions

Acquisitions completed in the three months ended June 30, 2019

The following table summarizes the consolidated statements of financial position impact on the acquisition date of the Company’s business combinations that occurred in the three months ended June 30, 2019

	C3	This Works
	(i)	(ii)	Other	Total

Cash and cash equivalents	$2,818	$1,588	$31	$4,437
Other current assets	13,328	6,271	223	19,822
Property, plant and equipment	8,344	486	796	9,626
Intangible assets
Brands	10,229	219	-	10,448
Operating licenses	-	-	5,158	5,158
Software and domain names	8	-	-	8
Goodwill	330,130	70,677	-	400,807
Accounts payable and accrued liabilities	(4,414)	(7,440)	(120)	(11,974)
Debt and other liabilities	(2,814)	-	-	(2,814)

Net assets acquired	$357,629	$71,801	$6,088	$435,518

Consideration paid in cash	$357,629	$71,801	$5,955	$435,385
Other consideration	-	-	133	133
Total consideration	$357,629	$71,801	$6,088	$435,518

Consideration paid in cash	$357,629	$71,801	$5,955	$435,385
Less: Cash and cash equivalents acquired	(2,818)	(1,588)	(31)	(4,437)

Net cash outflow	$354,811	$70,213	$5,924	$430,948

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The table above summarizes the fair value of the consideration given and the fair values assigned to the assets acquired and liabilities assumed for each acquisition. Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

(i) C3

On April 30, 2019, the Company acquired 100% of the shares of C3 Cannabinoid Compound Company (“C3”) for total cash consideration of $357,629. C3 is a European based biopharmaceutical company that develops, manufactures and commercializes natural and synthetic cannabinoid based active ingredients.

Due to the timing of this acquisition, the purchase price allocation for the C3 acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received.

(ii) This Works

On May 21, 2019, the Company acquired 100% of the shares of TWP UK Holdings Limited (“This Works”) and its subsidiary companies, This Works Products Limited, TWP USA Inc. and TWP IP Limited for total cash consideration of $71,801 (GBP 42,144). Based in London, United Kingdom, This Works is a natural skincare and sleep solutions company.

Due to the timing of this acquisition, the purchase price allocation for the This Works acquisition is provisional. The fair value assigned to the consideration paid, intangible assets and net assets acquired is based on management’s best estimate using the information currently available and may be revised by the Company as additional information is received.

25.	Acreage transactions

(a) Acreage Call Option

On June 27, 2019 (the “Effective date”) Canopy Growth and Acreage Holdings, Inc. (“Acreage”) completed a Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, shareholders of Acreage Shares and holders of certain securities convertible into Acreage shares as of June 26, 2019, received an immediate aggregate total payment of US$300 million ($395,190) in exchange for granting Canopy Growth an option (the “Call Option”) to acquire 100% of the shares of Acreage, with a requirement to do so at such time as the occurrence or waiver of changes in United States federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (the “Acreage Triggering Event”). If the Acreage Triggering Event is not satisfied or waived by December 27, 2026, the Arrangement will terminate.

Following the occurrence, or waiver by Canopy Growth, of the Acreage Triggering Event and the satisfaction or waiver of certain customary closing conditions to the completion of the acquisition, Canopy Growth will issue to the shareholders of Acreage 0.5818 of a common share of Canopy Growth (the “Acreage exchange ratio”) for each issued and outstanding subordinate voting share of Acreage held (following the automatic conversion of other classes of Acreage shares into subordinate voting shares in accordance with the Arrangement). In the event Acreage issues more than 188,235,587 subordinate voting shares on a fully diluted basis, and Canopy

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

Growth has not provided written approval for the issuance of such additional securities, the Acreage exchange ratio shall be the fraction, calculated to six decimal places, determined by the formula of A x B/C where:

•	“A” equals 0.5818,
•	“B” equals 188,235,587, and
•	“C” equals the aggregate number of subordinate voting shares of Acreage on a fully diluted basis at the time of acquisition.

On the Effective date Canopy Growth also granted Acreage a non-exclusive, non-transferable, royalty-free license and right to use the intellectual property, systems and trademarks in the United States for a period of 90 months. Management has estimated the fair value of this license to be nominal.

The Call Option is a derivative financial instrument. On initial recognition, the Call Option has been recorded at its fair value of $395,190 and is included in Other financial assets (see Note 10). Any subsequent changes in fair value will be recognized in net income (loss).

(b) Amendment to the Constellation Investor Rights Agreement and warrants

On November 1, 2018 Canopy Growth issued 104,500,000 common shares from treasury and two tranches of warrants to a subsidiary of Constellation Brands, Inc. (“Constellation”) in exchange for proceeds of $5,072,500 and entered into an Amended and Restated Investor Rights Agreement. The first tranche warrants (“Tranche A Warrants”) allowed Constellation to acquire 88.5 million additional shares of Canopy Growth for a fixed price of $50.40 per share. The second tranche warrants (“Final Warrants”) allowed for the purchase of 51.3 million additional shares at a price equal to the 5-day volume-weighted average price immediately prior to exercise. The Final Warrants could only be exercised if the Tranche A Warrants had been exercised in full. Both the Tranche A Warrants and the Final Warrants expire on November 1, 2021. Canopy Growth accounted for the Tranche A Warrants as equity instruments with a value of $1,505,351 and the Final Warrants as derivative liabilities with a nominal value.

On June 27, 2019 Constellation and Canopy Growth entered into the Second Amended and Restated Investor Rights Agreement and Consent Agreement. In contemplation of these agreements, Canopy Growth also amended the terms of the Tranche A Warrants and Final Warrants as follows:

•	Extended the term of the Tranche A Warrants to November 1, 2023 and the term of the Final Warrants to November 1, 2026.
•	The Final Warrants were also replaced by two tranches of warrants (the “Tranche B Warrants” and “Tranche C Warrants”) with different terms:
o	Tranche B Warrants allow Constellation to acquire 38.5 million shares of Canopy Growth for a fixed price of $76.68 per share.
o	Tranche C Warrants allow Constellation to acquire 12.8 million shares of Canopy Growth at a price equal to the 5-day volume-weighted average price immediately prior to exercise.
•

In connection with the Tranche B Warrants and the Tranche C Warrants, Canopy Growth will provide Constellation with a share repurchase credit of up to $1.583 billion on the aggregate exercise price of the Tranche B Warrants and Tranche C Warrants in the event that Canopy Growth does not repurchase the lesser of (i) 27,378,866 common shares, and (ii) common shares with a value of $1.583 billion, during the period commencing on June 27, 2019 and ending on the date that is 24 months after the date that Constellation exercises all of the Tranche A Warrants.

The modifications to the Tranche A Warrants did not change their classification and they continue to be recorded at their initial carrying value, as equity instruments, under IAS 32, Financial Instruments: Presentation (“IAS 32”). The extension of the term of the Tranche A Warrants resulted in additional value being attributed to those warrants. On June 27, 2019 the fair value of the Tranche A Warrants was estimated to be $2,585,961 using a Black Scholes model and assuming a volatility of 67.69%.

The Tranche B Warrants meet the fixed-for-fixed criterion and, as a result, the Tranche B Warrants are classified as equity instruments in accordance with IAS 32. Since the amendment results in Canopy Growth issuing equity instruments to Constellation to extinguish derivative liabilities, under IFRIC Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, the fair value of an equity instrument is measured and compared to the carrying value of the liability that is extinguished with the difference recognized in net income (loss). On June 27, 2019 the fair value of the Tranche B Warrants was estimated to be $1,176,350 using a Black Scholes model

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

and assuming a volatility of 65.18%, and the Company recorded a loss on extinguishment of the derivative liabilities of $1,176,350 in the consolidated statements of operations.

The Tranche C Warrants are accounted for as derivative liabilities. Therefore, 12.8 million of the Final Warrants were derecognized and 12.8 million Tranche C Warrants were recognized as new derivative liabilities. There is no impact to net income (loss) as the fair values of the Final Warrants and Tranche C Warrants are both $nil.

The share repurchase credit feature is a separate financial liability under IAS 32 and is measured on initial recognition at its fair value of $1,274,544. Management has estimated the fair value by discounting the expected cash outflows using a discount rate of 4.08%. As Constellation is the holder of Canopy Growth common shares and the share repurchase credit feature is not a derivative instrument, the effect of the transaction has been recognized directly in Shareholders’ equity. Subsequently, the financial liability is measured at amortized cost. If the Company revises its estimates of the timing of payments it shall adjust the carrying amount of the financial liability to reflect actual and revised estimated contractual cashflows with the corresponding adjustment being recognized in net income (loss).

26.	Segmented information

(a) Reportable segments

The Company operates in two segments. 1) Cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis and 2) Canopy Rivers, through which the Company provides growth capital and strategic support in the global cannabis sector, where federally lawful. Financial information for Canopy Rivers is included in Note 17 and 18.

(b) Entity-wide disclosures

All property, plant and equipment and intangible assets are located in Canada, except for $402,548 which is located outside of Canada at June 30, 2019 (March 31, 2019 - $350,125).

All revenues were generated in Canada during the three months ended June 30, 2019, except for $22,541 related to medical cannabis and cannabis related devices and merchandise generated outside of Canada (three months ended June 30, 2018 - $3,375).

For the three months ended June 30, 2019, one customer represented more than 10% of the Company’s net revenue (three months ended June 30, 2018 – none).

27.	Financial instruments and fair value disclosures

(a) Fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of significant level 2 financial instruments:

Financial asset / financial liability	Valuation techniques	Key inputs
AusCann Group Holdings options	Black-Scholes option pricing model	Quoted prices in active market
Convertible senior note	Convertible note pricing model	Quoted prices in over-the-counter broker market

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of significant level 3 financial instruments:

Financial asset / financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Acreage options	Monte Carlo option pricing model	Intrinsic value of Acreage	Increase or decrease in intrinsic value will result in an increase or decrease in fair value
		Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
		Differential growth rate of Acreage versus Canopy Growth	Increase or decrease in differential growth rate will result in an increase or decrease in fair value
TerrAscend exchangeable shares	Put option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
HydRx Farms shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
ZeaKal shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Greenhouse convertible debenture	FinCAD model	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Good Leaf shares	Market approach	Share price	Increase or decrease in share price will result in an increase or decrease in fair value
Agripharm royalty interest and repayable debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future royalties	Increase in future royalties to be paid will result in an increase in fair value
SLANG Worldwide warrant	Black-Scholes option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
Vert Mirabel put liability	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Future wholesale price and production levels	Increase in future wholesale price and production levels will result in an increase in fair value

During the three months ended June 30, 2019 and June 30, 2018, there were no transfers of amounts between levels.

(b) Fair value of financial instrument assets and liabilities that are not measured at fair value but fair value disclosures are required

The carrying values of cash and cash equivalents, marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Canopy Growth Corporation

Notes to the CONDENSED INTERIM consolidated financial statements for the THREE MONTHS ended JUNE 30, 2019 and 2018

(Expressed in CDN $000’s except share amounts)

28.	Subsequent events

On August 9, 2019 the Company announced that it had entered into an agreement to acquire all of the remaining unowned shares in Beckley Canopy Therapeutics (“BCT”), a global cannabinoid-based medical researcher, for GBP 34,692, of which GBP 26,025 will be payable on closing. The closing of the transaction is subject to regulatory approval and certain other closing conditions. In addition, the Company will issue options to purchase common shares of the Company in exchange for options previously issued by BCT based on an exchange ratio to be determined at the time of closing.

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